T 212.503.9812

F 212.307.5598

wnhaddad@venable.com

January 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

100 F Street, N.E.
Washington, DC 20549

Attention:	Eranga Dias Asia Timmons-Pierce

Re:	Ideanomics, Inc.
Registration Statement on Form S-1
Filed December 23, 2022
File No. 333-269001

Ladies and Gentlemen:

On behalf of our client, Ideanomics, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated January 19, 2023 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (“Registration Statement”). In response to the Comment Letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto.

Registration Statement on Form S-1 Filed 12/23/2022

Cover Page

1.	Please disclose that you have received a notice from Nasdaq indicating that the company was no longer in compliance with the audit committee requirements as set forth in Nasdaq Listing Rule 5605. Please provide an update on the status of this notice. Please also disclose the status of the notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to Nasdaq Listing Rule 5550(a)(2). Please also add risk factor disclosure related to potential delisting from the exchange.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page of the Amended Registration Statement.

U.S. Securities and Exchange Commission

January 20, 2023

Status of Previously Announced Acquisitions, page 67

2.	Please update disclosure regarding the VIA Motors transaction to accurately reflect the current status of the transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 69 of the Amended Registration Statement.

Executive Compensation, page 94

3.	Please update disclosure to include compensation information for the year ended December 31, 2022.

Response: In response to the Staff’s comment, the Company has revised its disclosures beginning on page 96 of the Amended Registration Statement.

We hope that the foregoing and the Company’s revised disclosures have been responsive to the Staff’s comments. Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-503-9812.

Very truly yours,

/s/ William N. Haddad
William N. Haddad

cc:	Alfred P. Poor, Ideanomics, Inc.
Stephen Johnston, Ideanomics, Inc.
Paula Whitten-Doolin, Ideanomics, Inc.